

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05048179

March 23, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2005

Re: Hercules Incorporated
Incoming letter dated March 9, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 9, 2005 concerning the shareholder proposal submitted to Hercules by William Steiner. On February 28, 2005, we issued our response expressing our informal view that Hercules could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

CFLETTERS

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Thursday, March 10, 2005 12:20 AM
To: CFLETTERS@SEC.GOV
Subject: REQUEST FOR RECONSIDERATION: Hercules Incorporated (February 28, 2005)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Hercules Incorporated (February 28, 2005) Received March 8, 2005 Rule 14a-8
Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

This same proposal did not receive company concurrence in the following 2005 Staff Response Letters:
€ Bristol-Myers Squibb Company (January 19, 2005) and determined "no basis to reconsider" on March 2, 2005 notwithstanding a state law second opinion

€ CVS Corporation (February 18, 2005)
€ The Interpublic Group of Companies, Inc. (January 25, 2005)

In a separate no action request another company claimed "the majority of the stockholders" text of this same proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding Š" which does not seem to be the per capita voting that Exxon Mobil is claiming.

If our company still insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

For these reasons, and the reasons in the February 18, 2005shareholder position letter, it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Israel J. Floyd